

June 2, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common
Stock, par value $0.0001 per share, of KULR Technology Group, Inc. under the
Exchange Act of 1934.

Sincerely,